

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 12, 2017

Christopher D.T. Guiffre
President and Chief Executive Officer
Cerulean Pharma Inc.
35 Gatehouse Drive
Waltham, MA 02451

> **Re: Cerulean Pharma Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 17, 2017**
> **File No. 001-36395**

Dear Mr. Guiffre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please prominently disclose that Cerulean shareholders will not know at the time of the vote the percentage of shares they will hold in the combined company. Additionally, provide a range of number of shares of Cerulean common stock to be issued to Daré shareholders using the total number of outstanding shares of Cerulean and Daré on a fully-diluted basis as of the latest practicable date, indicate the factors that may result in adjustments to that range and how the adjustments effect the percentage of the shares of the combined company that will be held by Cerulean shareholders and the percentage that will be held by Daré shareholders. Please also clearly state that changes in the market price of Cerulean stock will have no effect on the number of shares received by Daré shareholders.

Exchange Ratio; Net Cash Calculation, page 5

2.   We note that 1,273,000 shares that are subject to options and warrants are included in the calculation of the number of shares of Cerulean common stock outstanding on a fully-diluted basis. Please tell us the basis for this figure and whether any options or warrants included in this figure are currently out of the money.

3.   We note the stipulated valuations of Cerulean and Daré include $7 million and $15 million, respectively. Please explain the basis for these amounts and revise your disclosure in the Background section to discuss any negotiations surrounding these amounts.

4.   Please quantify the amount of Cerulean Net Cash and Daré Net Cash as of the most recent practicable date and the assumptions underlying the amounts reflected in the table on page 6.

5.   Please disclose that if Cerulean Net Cash is less than $2 million current Daré equity holders will be issued shares representing 70% of the combined company.

Cerulean Board Recommendation and Reasons for the Daré Transaction, page 6

6.   We note the statement that the combined company is expected to possess sufficient financial resources to fund the company beyond the expected value inflection point. Please clarify what this inflection point is and the amount of funding necessary to reach this point.

Questions and Answers about the Special Meeting and the Transactions, page 14

7.   We note the statement on page 21 that Cerulean's cash and cash equivalents are expected to be materially lower at the time of the Daré transaction closing than what is shown in the historical and pro forma financial statements. Please quantify the expected use of cash and cash equivalents prior to closing.

Cerulean's officers and directors have interests in the Daré Transaction…, page 42

8.   Please revise to indicate that Dr. Rastetter and Dr. Kelley are currently members of the Cerulean board of directors and are expected to continue on as directors following the close of the Daré transaction.

Daré's success will depend heavily…, page 45
Clinical studies required for Daré's product candidates…, page 46

9.   Please include disclosure regarding the precise stage that your lead product is currently in and the expected timeline for FDA approval. Please also clarify whether your product

will be going through the FDA's approval process for drugs or medical devices, as your current disclosure suggests both.

Background of the Novartis Transaction and the Daré Transaction, page 76

10. Please supplementally provide us with copies of all materials prepared by Aquilo and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board's decision to approve the Daré Stock Purchase Agreement and the transactions contemplated thereby.

11. Throughout this section you provide the "purpose" for many of the meetings listed, but you do not explain the actual discussions that took place at such meetings and the positions taken by those involved at the meetings. Please revise your disclose accordingly. Please also identify the parties present for each meeting, including the legal and financial advisory firms, the members of each party's senior management and directors.

12. Please revise this section to provide details of the negotiations of the material terms of the Daré transaction. Your disclosure should include a discussion of how the parties determined the material aspects of the transaction, including determination of the exchange ratio and the net cash calculations.

13. Please include a description of the discussions with Novartis regarding the Platform collaboration agreement that were initiated in June 2016.

14. Please identify the substance of the presentation made by Aquilo to the Cerulean Board on September 28, 2016.

15. Please expand the discussion of Aquilo's activities between October 20, 2016 and March 19, 2017 to disclose whether Cerulean identified the parties that were contacted to ascertain potential strategic interest or if Aquilo identified them. Additionally, disclose the criteria used to identify these parties and how the field of companies was narrowed from over 90 to 28.

16. We note that on February 20, 2017, you describe the introduction of Daré to Cerulean. Please describe any other contacts between affiliates of the Company and Daré prior to February 20, 2017 and how Mr. Rastetter became aware of Daré's interest in a transaction with Cerulean.

17. We note your statement that four expert consultants retained by Cerulean provided written reports to the Cerulean board for review. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred

to in the proxy statement, your disclosure must provide the information required by Item 1015(b) of Regulation M-A. See Item 14(b)(6) of Schedule 14A.

Retention Agreements, page 109

18.   Please quantify the amounts to be paid to Dr. Senderowicz, Dr. Eliasof and Ms. Carvajal pursuant to the retention agreements and include any such amounts in the table on page 111.

Opinion of Cerulean's Financial Advisor, page 111

19.   We note that Aquilo conducted a public company analysis, comparable initial public offering analysis and comparable biotechnology transaction analysis. Please tell us whether the criteria used to select the comparable companies and transactions identified other companies or transactions that were excluded from the analyses. If there were, please discuss the reasons for excluding them from the analyses.

20.   With respect to the comparable public company analysis, comparable initial public offering analysis and comparable biotechnology transaction analysis, please explain how Daré's current development of its lead product compares to a company with a lead product in Phase 2 clinical trials and why these types of companies and transactions were selected as comparables.

Daré's Business, page 159

21.   We note your use of the term "significant unmet need" here and elsewhere in the document. Such a term might imply that your product is eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

22.   Please include a discussion of the need for any government approval of Daré's product candidates and discuss the status of such approval, and also the effects of existing or probable governmental regulations on the business. Please clearly describe the stage of clinical development for Ovaprene and the expected timeline for FDA approval, including whether this will follow the approval path for a medical device or a drug. To the extent this is a medical device, please disclose whether this has been classified as a Class I, Class II or Class III medical device, including the significance of this designation.

23.   We note your statement that the CDRH review will be conducted in the context of other barrier contraceptive devices…for which "clearly defined" clinical and regulatory pathways toward FDA market clearance exist. We also note your reference to the Caya diaphragm. Please explain whether the CDRH has made any determination as to the

substantial equivalence of your product to another device, including the significance of your reference to Caya. In the alternative, please remove these statements.

24.   We note the disclosure regarding Daré's expectation to conduct one large, single arm safety and efficacy study, which is required to seek Premarket Approval. Please describe any other requirements necessary prior to the commercialization of Ovaprene in the United States, including the expected amount of funding necessary to complete the process and an anticipated timeline. Please also disclose when you expect to begin this study.

25.   Please disclose the amount of development, regulatory and commercial milestone payments to be paid by Daré pursuant to the ADVA-Tec agreement. Please also disclose the minimum spending amounts that Daré is obligated to meet per year, as well as the royalty rate or a royalty range to be paid on Ovaprene sales. Please also disclose the specific "requirements" that Daré must meet under the agreement with respect to conducting clinical trials.

26.   Please disclose the type of patent protection and the patent expiration dates and expected expiration date for pending patent applications in the patent portfolio licensed under the ADVA-Tec agreement.

Clinical development path, page 164

27.   Please disclose whether Daré has established any relationships with non-profit developers. Please also remove the reference to Bayer's Mirena or tell us why you believe such reference is appropriate.

Unaudited Pro Forma Combined Financial Information, page 203

28.   Please explain to us why you give effect to the expected impairment of Cerulean assets in adjustment E on pages 210, and adjustment F on pages 217, as this impairment does not appear to have a continuing impact on the Company.

29.   Please explain to us why you give effect to the assumed termination by Novartis of your 2016 collaboration agreement on page 209, as this appears to be a projection and not directly attributable to the proposed transaction.

Cerulean Pharma Inc.
Notes to Consolidated Financial Statements
Significant Accounting Policies
Revenue Recognition, page F-9

30.   We note from your "collaborative research and multiple-element arrangement" accounting policy that the Company entered into a collaboration arrangement with a

strategic partner that provides for multiple deliverables by the Company in exchange for consideration in a combination of non-refundable upfront fees, research and development funding, payments based upon achievement of clinical development or other milestones and royalties in the form of designated percentages of product net sales. Please advise us if this policy relates to the Novartis research collaboration agreement and disclose your accounting policy for the potential recognition of milestone payments resulting from your collaboration agreement with Novartis as revenue. Refer to ASC 605-28-50.

Daré Bioscience, Inc.
Notes to Financial Statements
Note 7. Subsequent Events, page F-36

31.   Please revise to disclose the terms of your exclusive worldwide license for the Ovaprene technology with ADVA-Tec, Inc. Include in the disclosure the amounts of potential development, regulatory and commercial milestones and the circumstances under which they may be required. Also disclose the range of possible royalty payments to ADVA-Tec, Inc.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at (202) 551-3105 or Christine Torney at (202) 551-3652 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Cc: Hal J. Leibowitz, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP